C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK:945
For Immediate Release
December 6, 2011

Manulife Financial Corporation completes Preferred Share offering

TORONTO – Manulife Financial Corporation (“Manulife”) today announced that it has completed its offering of 8 million Non-cumulative Rate Reset Class 1 Shares Series 5 (the “Series 5 Preferred Shares”) at a price of $25 per share to raise gross proceeds of $200 million.

The offering was underwritten by a syndicate of investment dealers co-led by RBC Capital Markets and Scotia Capital Inc. The Series 5 Preferred Shares commence trading on the Toronto Stock Exchange today under the ticker symbol MFC.PR.G.

The Series 5 Preferred Shares were issued under a prospectus supplement dated November 29, 2011 to Manulife’s short form base shelf prospectus dated September 3, 2010.

The Series 5 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife Financial

Manulife Financial is a leading Canada-based financial services group operating in 21 countries and territories worldwide. For more than 120 years, clients have looked to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in property and casualty retrocession. Funds under management by Manulife Financial and its subsidiaries were $492 billion (US$473 billion) as at September 30, 2011. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at manulife.com

Media inquiries: Anthony Wilson-Smith 416 852-8899 anthony_wilson-smith@manulife.com Laurie Lupton 416 852-7792 laurie_lupton@manulife.com	Investor Relations: Anthony G. Ostler 416 926-5471 anthony_ostler@manulife.com